SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Tenzing Acquisition Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G8708A 124
(CUSIP Number)

Tenzing LLC
250 West 55th Street

New York, New York 10019
(212) 710-5220

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8708A 124

1	Names of Reporting Person. Tenzing LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,924,250 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,924,250 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,924,250 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.3%
14	Type of Reporting Person OO

(1)

Includes (i) 1,581,250 ordinary shares held by Tenzing LLC (the “Sponsor”) and (ii) 343,000 ordinary shares underlying units (each unit consisting of one ordinary share and one warrant to purchase one share held by the Sponsor, acquired pursuant to an Amended and Restated Unit Subscription Agreement by and between the Sponsor and Tenzing Acquisition Corp. (the “Issuer”). The shares held by the Sponsor are beneficially owned by Rahul Nayar, the Issuer’s Chief Executive Officer and Parag Saxena, the Issuer’s Chairman, and the managing members of the Sponsor, who jointly have sole voting and dispositive power over the shares held by the Sponsor. Each of Messrs. Nayar and Saxena disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.

CUSIP No. G8708A 124

1	Names of Reporting Person. Rahul Nayar
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,924,250 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,924,250 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,924,250 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.3%
14	Type of Reporting Person IN

(1)

Includes (i) 1,581,250 ordinary shares held by Tenzing LLC (the “Sponsor”) and (ii) 343,000 ordinary shares underlying units (each unit consisting of one ordinary share and one warrant to purchase one share held by the Sponsor, acquired pursuant to an Amended and Restated Unit Subscription Agreement by and between the Sponsor and Tenzing Acquisition Corp. (the “Issuer”). The shares held by the Sponsor are beneficially owned by Rahul Nayar, the Issuer’s Chief Executive Officer and Parag Saxena, the Issuer’s Chairman, and the managing members of the Sponsor, who jointly have sole voting and dispositive power over the shares held by the Sponsor. Each of Messrs. Nayar and Saxena disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.

CUSIP No. G8708A 124

1	Names of Reporting Person. Parag Saxena
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,924,250 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,924,250 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,924,250 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.3%
14	Type of Reporting Person IN

(1)

Includes (i) 1,581,250 ordinary shares held by Tenzing LLC (the “Sponsor”) and (ii) 343,000 ordinary shares underlying units (each unit consisting of one ordinary share and one warrant to purchase one share held by the Sponsor, acquired pursuant to an Amended and Restated Unit Subscription Agreement by and between the Sponsor and Tenzing Acquisition Corp. (the “Issuer”). The shares held by the Sponsor are beneficially owned by Rahul Nayar, the Issuer’s Chief Executive Officer and Parag Saxena, the Issuer’s Chairman, and the managing members of the Sponsor, who jointly have sole voting and dispositive power over the shares held by the Sponsor. Each of Messrs. Nayar and Saxena disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Tenzing LLC, a Delaware limited liability company (the “Sponsor”), Rahul Nayar, the Chief Executive Officer of the Issuer and Parag Saxena, the Chairman of the Issuer, and the managing members of the Sponsor (collectively, the “Principals” and together with the Sponsor, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer:	Tenzing Acquisition Corp. (the “Issuer”)

250 West 55th Street, Suite 13D
New York, New York 10019

Item 2.	Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 23.3% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (8,249,250) as of the date hereof;

(ii) Rahul Nayar, who is the Chief Executive Officer of the Issuer and a managing member of the Sponsor; and

(iii) Parag Saxena, who is the Chairman of the Issuer and a managing member of the Sponsor.

(b) The address of the principal business and principal office of the Reporting Persons is 250 West 55th Street, Suite 13D, New York, New York 10019.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor, in connection with the Issuer’s initial public offering (the “IPO”) and potential business combination. The principal occupation of the Principals are to serve as the Chief Executive Officer and Chairman, respectively, of the Issuer, and otherwise as described in the Registration Statement on Form S-1 filed by the Issuer in connection with the IPO.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except for the following, none of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws:

In December 2016 and July 2018, New Silk Route Advisors LP (“NSR Advisors”), a registered investment advisor of which Parag Saxena is Chief Executive Officer and founding general partner, consented (without admitting or denying any findings) to two U.S. Securities and Exchange Commission (the “SEC”) orders settling separate civil investigations by the SEC related to certain of its practices that the SEC found violated the Investment Advisers Act of 1940, as amended. In the first matter, NSR Advisors failed to secure required advisory board consents for certain co-investments and was fined $275,000 and censured. In the second matter, NSR Advisors failed to timely distribute required annual audited financial statements to investors and was fined $75,000 and censured. Mr. Saxena was not named individually in either of these matters.

(f) The Sponsor is a Delaware limited liability company. Mr. Nayar is a citizen of India. Mr. Saxena is a citizen of India.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $3,455,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, in June 2018, 1,437,500 Shares of the Issuer were issued to the Sponsor in the amount of $25,000, pursuant to that certain Securities Purchase Agreement, dated June 14, 2018, by and between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On August 20, 2018, the Issuer effectuated a 1.1-for-1 share dividend resulting in an aggregate of 1,581,250 Shares outstanding and held by the Sponsor.

On August 20, 2018, simultaneously with the consummation of the IPO, the Sponsor purchased 310,000 units of the Issuer (the “Placement Units”) at $10.00 per unit, pursuant to that certain Amended and Restated Unit Subscription Agreement, dated August 20, 2018, between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. In addition, on August 30, 2018, simultaneously with the consummation of the underwriters’ exercise of their over-allotment option, the Sponsor purchased 33,000 additional Placement Units at $10.00 per unit, pursuant to the Subscription Agreement. Each Placement Unit consists of one Ordinary Share and one warrant, each warrant exercisable to purchase one Ordinary Share, at an exercise price of $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated August 20, 2018).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company incorporated in the British Virgin Islands as a business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. Pursuant to various agreements between the Reporting Persons and the Issuer as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote the Founder Shares (as defined below), the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 8,249,250 Ordinary Shares outstanding as of the date hereof, are as follows:

Tenzing LLC

a)		Amount beneficially owned: 1,924,250	Percentage: 23.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,924,250
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,924,250
	iv.	Shared power to dispose or to direct the disposition of:	0

Rahul Nayar

a)		Amount beneficially owned: 1,924,250	Percentage: 23.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,924,250
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,924,250

Parag Saxena

a)		Amount beneficially owned: 1,924,250	Percentage: 23.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,924,250
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,924,250

The Principals are the managing members of the Sponsor. The Principals jointly have the sole voting and dispositive power of the securities held by the Sponsor. As such, the Principals exercise voting and dispositive control over any of the securities held by the Sponsor. Accordingly, the Principals may be deemed to beneficially own such shares.

(c) None of the Reporting Persons has effected any transactions of the Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, on June 14, 2018, 1,437,000 Ordinary Shares were issued to the Sponsor in the amount of $25,000 (the “Founder Shares”), pursuant to the Purchase Agreement. On August 20, 2018, the Issuer effectuated a 1.1-for-1 share dividend resulting in an aggregate of 1,581,250 Shares outstanding and held by the Sponsor. Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below. The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 20, 2018 (and is incorporated by reference herein as Exhibit 99.1).

Subscription Agreement

On August 20, 2018, simultaneously with the consummation of the IPO, the Sponsor purchased 310,000 Placement Units pursuant to the Subscription Agreement. In addition, on August 30, 2018, simultaneously with the consummation of the underwriters’ exercise of their over-allotment option, the Sponsor purchased 33,000 additional Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 99.2).

Registration Rights Agreement

On August 20, 2018, in connection with the IPO, the Issuer and certain security holders, including the Sponsor, entered into a registration rights agreement, pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on August 29, 2018 (and is incorporated by reference herein as Exhibit 99.3).

Insider Letter

On August 20, 2018, in connection with the IPO, the Issuer, the Sponsor and the executive officers and directors of the Issuer entered into a letter agreement (the “Insider Letter”), pursuant to which the Reporting Persons agreed: (A) to vote the Founder Shares, Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

Pursuant to the Insider Letter, the Reporting Persons agreed not to transfer, assign or sell (except with respect to permitted transferees) the Founder Shares until the earlier of (i) one year after the date of the consummation of our initial business combination or (ii) the date on which the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after the Issuer’s initial business combination, or earlier, in either case, if, subsequent to our initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The Placement Units (including the underlying securities) will not be transferable, assignable or salable until after the completion of the Issuer’s initial business combination (except with respect to permitted transferees).

The summary of the Insider Letter contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on August 29, 2018 (and is incorporated by reference herein as Exhibit 99.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Securities Purchase Agreement, dated as of June 14, 2018, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 20, 2018).

Exhibit 99.2	Amended and Restated Unit Subscription Agreement, dated as of August 20, 2018, by and between the Issuer and the Sponsor.

Exhibit 99.3	Registration Rights Agreement, dated as of August 20, 2018, by and among the Issuer and certain security holders including the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on August 29, 2018).

Exhibit 99.4	Insider Letter, dated as of August 20, 2018, by and among the Issuer, the Sponsor and the executive officers and directors of the Company (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on August 29, 2018).

Exhibit 99.5	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2018

Tenzing LLC

	By:	/s/ Rahul Nayar
	Name:	Rahul Nayar
	Title:	Managing Member

	By:	/s/ Rahul Nayar

	By:	/s/ Parag Saxena